Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-61257
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 31, 1995)
                      GENERAL ELECTRIC CAPITAL CORPORATION
           750 SHARES--VARIABLE CUMULATIVE PREFERRED STOCK, SERIES Y
          750 SHARES--VARIABLE CUMULATIVE PREFERRED STOCK, SERIES Y-1
                   LIQUIDATION PREFERENCE $100,000 PER SHARE
                            ------------------------

    General Electric Capital Corporation (the "Company") hereby offers for sale 750 shares of its $100 par value preferred stock to be known as the Variable Cumulative Preferred Stock, Series Y (the "Series Y Preferred Shares") and 750 shares of its $100 par value preferred stock to be known as the Variable Cumulative Preferred Stock, Series Y-1 (the "Series Y-1 Preferred Shares" and, collectively with the Series Y Preferred Shares, the "Preferred Shares").

    Dividends on the Preferred Shares of each Series offered hereby are cumulative and accumulate from the Date of Original Issue (expected to be November 3, 1995) and will be payable, when and as declared by the Board of Directors of the Company, on each Dividend Payment Date. The Initial Dividend Period for the Preferred Shares will commence on the Date of Original Issue and will end on November 3, 1998. The Dividend Rate for the Initial Dividend Period for each Series will be 4.95% per annum.

    The duration of the first Subsequent Dividend Period and the Dividend Rate for such first Subsequent Dividend Period for each Series of the Preferred Shares will be determined pursuant to the Auction Method, at the times and in the manner described in the accompanying Prospectus.

    The Preferred Shares of each Series are redeemable on the last day of any Dividend Period (including the last day of the Initial Dividend Period for the Preferred Shares of each Series), as a whole or in part, at the option of the Company, at a redemption price of $100,000 per share plus accumulated and unpaid dividends and, in the case of a Subsequent Dividend Period of two years or more, may be redeemable at the times and redemption prices (but not less than $100,000 per Share plus accumulated and unpaid dividends) determined by the Company prior to the commencement of such Subsequent Dividend Period. The Preferred Shares of each Series are not redeemable on any day prior to the last day of the Initial Dividend Period for each Series.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          PRICE TO           UNDERWRITING         PROCEEDS TO
                                           PUBLIC            DISCOUNT (1)          COMPANY(2)
Per Share for each Series.........        $100,000               $750               $99,250
Total.............................      $150,000,000          $1,125,000          $148,875,000

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting expenses payable by the Company estimated at $150,000.
                            ------------------------

    The Preferred Shares of each Series are offered by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to the right to reject any order in whole or in part. It is expected that delivery of a single certificate for each Series of the Preferred Shares will be made through the facilities of The Depository Trust Company on or about November 3, 1995.

                            ------------------------
LEHMAN BROTHERS
                   CS FIRST BOSTON
                                      MERRILL LYNCH & CO.
                                                              SMITH BARNEY INC.
                            ------------------------

The date of this Prospectus Supplement is October 31, 1995

                      DESCRIPTION OF THE PREFERRED SHARES

    The following information supplements the information set forth in the accompanying Prospectus, to which information reference is hereby made. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Prospectus. The Preferred Shares constitute part of the "Stock" as defined in the Prospectus.

    Initial Auction Date. The initial Auction Date for the Series Y Preferred Shares and for the Series Y-1 Preferred Shares will be November 2, 1998.

    Trust Company, Tender Agent and Paying Agent. Bankers Trust Company will act as the Trust Company, the Tender Agent and the Paying Agent and, among other things, will implement the Auction Procedures for the Preferred Shares. See "Auction Procedures--Trust Company Agreement" in the accompanying Prospectus.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Preferred Shares will be added to the general funds of the Company and will be available for financing its business activities. Initially, such proceeds will be applied to reduce short-term indebtedness.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement relating to the Preferred Shares, the Company has agreed to sell to each of the Underwriters listed below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the number of Preferred Shares set forth below:


                                                                    NUMBER OF           NUMBER OF
                                                                     SERIES Y           SERIES Y-1
    UNDERWRITERS                                                 PREFERRED SHARES    PREFERRED SHARES
--------------------------------------------------------------   ----------------    ----------------
Lehman Brothers Inc. .........................................          450                 450
CS First Boston Corporation...................................          100                 100
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..........................................          100                 100
Smith Barney, Inc.............................................          100                 100
                                                                        ---                 ---
        Total.................................................          750                 750
                                                                        ---                 ---
                                                                        ---                 ---

    The Underwriters propose to offer the Preferred Shares of each Series to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of $450 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $250 per share. After the initial public offering, the public offering price and such concession may be changed.

    The Company has agreed to indemnify the several Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended.

    Each of the Underwriters may act in Auctions for each Series of the Preferred Shares as Broker-Dealers and may provide information to be used in ascertaining the Effective Composite Commercial Paper Rate as set forth in the Prospectus.

    Settlement. Payment by each initial purchaser of each Series of the Preferred Shares will be made through a purchaser's Agent Member on the date of delivery of the Preferred Shares to the Underwriter or the Broker-Dealer from which the purchaser purchased such Preferred Shares in Federal or other immediately available funds. At the closing, the Underwriters will accept delivery of each Series of the Preferred Shares and will thereafter deposit them in their account at the Stock Depository. Immediately thereafter on the closing date, the Stock Depository will deliver each Series of the Preferred Shares purchased by each Broker-Dealer and each purchaser from the Underwriters' account to the account of such Broker-Dealer or such purchaser's Agent Member of the Stock Depository, as the case may be, against payment to the account of the Underwriters of an amount equal to the purchase price from the account of such Broker-Dealer or such purchaser's Agent Member of the Stock Depository, as the case may be. In the case of an initial purchaser who purchases Preferred Shares from a Broker-Dealer, the Stock Depository will deliver the Preferred Shares purchased by such purchaser from such Broker-Dealer's account to the account of such purchaser's Agent Member of the Stock Depository against payment to the account of such Broker-Dealer of an amount equal to the purchase price from the account of such purchaser's Agent Member of the Stock Depository.

                                 LEGAL OPINIONS

    The legality of each Series of the Preferred Shares will be passed upon for the Company by Nancy E. Barton, Senior Vice President, General Counsel and Secretary of the Company or Bruce C. Bennett, Associate General Counsel, Treasury Operation and Assistant Secretary of the Company and for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York. Ms. Barton and Mr. Bennett, together with members of their families, own, have options to purchase and have other interests in shares of common stock of GE Company.

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  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION
OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR
A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE PREFERRED
SHARES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN
OFFER TO BUY SUCH PREFERRED SHARES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT
OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THEIR RESPECTIVE DATES OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                --------------

              TABLE OF CONTENTS

                                         PAGE
                                         ----
            PROSPECTUS SUPPLEMENT

Description of the Preferred Shares...   S-2
Use of Proceeds.......................   S-2
Underwriting..........................   S-2
Legal Opinions........................   S-3

                 PROSPECTUS

Available Information.................     2
Documents Incorporated by Reference...     2
Summary...............................     3
The Company...........................     7
Use of Proceeds.......................     7
Description of the Stock..............     8
Auction Procedures....................    11
Tax Considerations....................    19
Underwriting..........................    21
Legal Opinions........................    22
Experts...............................    22

--------------------------------------------------------------------------------


                           GENERAL ELECTRIC CAPITAL
                                 CORPORATION


                       750 Shares of Variable Cumulative
                           Preferred Stock, Series Y

                       750 Shares of Variable Cumulative
                           Preferred Stock, Series Y-1



                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------

                                LEHMAN BROTHERS

                                CS FIRST BOSTON

                               MERRILL LYNCH & CO.

                                SMITH BARNEY INC.

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